FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	July	2010
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Announces TSX Approval for Common Share Repurchase Program	2

Document 1

July 13, 2010
FOR IMMEDIATE RELEASE

RIM Announces TSX Approval for Common Share Repurchase Program

Waterloo, ON – Research In Motion Limited (“RIM”) (NASDAQ: RIMM; TSX: RIM) today announced that the Toronto Stock Exchange (“TSX”) has approved the share repurchase program announced by RIM on June 24, 2010.  Under its share repurchase program, RIM may, during the twelve-month period from July 15, 2010 to July 14, 2011, purchase up to 22,457,566 of its common shares through the facilities of the TSX and the Nasdaq Stock Market (the "Nasdaq"). The shares authorized for purchase under the current share repurchase program represent approximately 4.5% of RIM’s public float of shares. These shares, together with the shares purchased by RIM within the previous twelve months, represent approximately 10% of RIM’s public float of shares. The ability to make purchases under the share repurchase program through the facilities of the Nasdaq in excess of 5% of RIM's issued and outstanding shares (taking into account shares purchased by RIM in the previous twelve months) is subject to RIM obtaining exemptive relief from the Canadian securities regulatory authorities.

During the previous twelve months, RIM has purchased for cancellation 25,040,800 of its outstanding common shares through the facilities of the Nasdaq at an average price of US$60.44 per share (including 8,805,000 shares since June 24, 2010), and 2,000,000 of its outstanding common shares at a price of US$66.19 per share pursuant to private agreements between RIM and a non-related third-party financial institution pursuant to an issuer bid exemption order issued by the Ontario Securities Commission. There were 552,511,264 common shares of RIM outstanding on June 24, 2010.

The price that RIM will pay for any shares repurchased will be the market price of such shares on the TSX or the Nasdaq, as the case may be, at the time of acquisition. The purchases will be made by RIM in accordance with TSX rules and policies, the Canadian exemptive relief order (if obtained) and Rule 10b-18 under the U.S. Securities Exchange Act of 1934. In accordance with TSX rules and policies, daily purchases made by RIM on the TSX may not exceed 439,009 common shares, or 25% of RIM's average daily trading volume of 1,756,034 common shares on the TSX for the six calendar months preceding the date of TSX approval, subject to certain exceptions for block purchases. Rule 10b-18 contains similar restrictions on daily purchases that may be made by RIM on the Nasdaq based on the average daily trading volume of RIM's common shares on the Nasdaq, subject to certain exceptions for block purchases.

There is no assurance that any additional shares will be purchased under the share repurchase program and RIM may elect to suspend or discontinue the program at any time. Any shares purchased pursuant to the share repurchase program will be cancelled.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.BlackBerry.com.

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM’s intentions with respect to the share repurchase program. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances including but not limited to: RIM’s expectations regarding its business, strategy and prospects; RIM’s beliefs regarding the value of its shares and the investment community’s perception thereof; RIM’s expectations about its continued commitment to the share repurchase program; market conditions; RIM’s confidence in the cash flow generation of its business over the next several quarters; regulatory requirements; general economic conditions; product pricing levels and competitive intensity; supply constraints; and new product introductions. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: fluctuations in the market price for RIM’s shares; RIM’s ability to comply with regulatory requirements relating to the share repurchase program; future alternative uses for RIM’s cash; risks related to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products and services on a timely basis; risks related to competition; RIM's reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers; risks related to potential product defects; risks related to network disruptions and other business interruptions; RIM's dependence on key personnel; risks related to RIM's ability to manage its production facilities; security risks; risks related to RIM’s international operations; and RIM's ability to manage growth. Certain of these risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). In addition, it is important to note that the share repurchase program does not require RIM to purchase a minimum number of shares, and it may be modified, suspended or terminated at any time without prior notice. These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	July 19, 2010	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer